U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant  to Section  16(a) of the  Securities  Exchange  Act of 1934,
    Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person:

  Ruairidh Campbell
  600 Westwood Terrace
  Austin, Texas  78746

2.   Date of Event Requiring Statement - (Month/Day/Year) 12/31/2000

3. IRS or Social Security Number of Reporting Person (Voluntary):

4. Issuer  Name and  Ticker  or  Trading  Symbol:  NovaMed, Inc.
   OTC-Bulletin Board Symbol = NVMD

5. Relationship of Reporting Person to Issuer (Check all applicable):
  __X___ Director                    ______10% Owner

  __X___ Officer(give title below)   ______Other (specify below)

Ruairidh Campbell is President and the sole Director of the Issuer

6. If Amendment, Date of Original(Month/Year):

     Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security          2. Amount of Securities   3.  Ownership           4.  Nature of Indirect Beneficial Ownership
    (Instr. 4)                   Beneficially Owned        Form:  Direct              (Instr. 5)
                                (Instr. 4)              (D) or Indirect (I)
                                                          (Instr. 5)

Common Stock                       150,000                  D*



Reminder:   Report on a separate line for each class of securities beneficially
              owned directly or indirectly.                               (Over)
                 (Print or Type Responses)                       SEC 1473 (8-92)

               Table II--Derivative Securities Beneficially Owned (e.g.,puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security 2.  Date Exer-     3.  Title and Amount of Securities 4.Conver-   5. Owner-   6. Nature of Indirect
     (Instr. 4)                     cisable and       Underlying  Derivative Security    sion or    ship Form   Beneficial Ownership
                                    Expiration               (Instr. 4)                  Exercise   of Deriv-       (Instr. 5)
                                       Date                                              Price of    ative
                                  (Month/Day/Year)                                       Deri-      Security:
                                                                                         vative      Direct
                                                                                         Security   (D)  or
                                                                                                    Indirect
                                                                                                      (I)
                                                                                                   Instr. 5)
                                  Date     Expira-                      Amount or
                                  Exer-     tion           Title        Number of
                                  cisable   Date                         Shares



Explanation  of  Responses:

*Mr. Campbell is the sole Officer and Director of NovaMed, Inc., a Nevada Corporation. The shares described herein were acquired through an employment agreement executed between the Issuer and Mr. Campbell. The Shares were issued as compensation for services provided to the issuer.


** Intentional misstatements or omission of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                              /s/ Ruairidh Campbell           January 3, 2001
                         -----------------------------        ---------------
                        **Signature of Reporting Person            Date

Note:  File three copies of this Form, one of which must be manually signed.  If space provided is insufficient, See Instruction 6 for procedure.
                                                                          Page 2
                                                                 SEC 1473 (8-92)